Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2007	2006
	(Dollars in thousands)
EARNINGS:
Income before income taxes and minority interest	$472,741	$214,426
Add (deduct):
Equity in earnings of unconsolidated entities	(69,860)	(64,923)
Distributions from unconsolidated entities	47,595	39,374
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(14,370)	(11,948)
	$436,106	$176,929
Add fixed charges:
Consolidated interest expense(1)	64,634	70,189
Interest portion (1/3) of consolidated rent expense	25,852	22,758
	$526,592	$269,876

FIXED CHARGES:
Consolidated interest expense	$64,634	$70,189
Interest portion (1/3) of consolidated rent expense	25,852	22,758
	$90,486	$92,947

RATIO OF EARNINGS TO FIXED CHARGES	5.82	2.90

(1)          Interest expense on income tax contingencies is not included in fixed charges.